

December 20, 2011

Via E-mail
Mark P. Sullivan
Executive VP and Chief Financial Officer
Aspen Technology, Inc.
200 Wheeler Road
Burlington, MA 01803

> **Re: Aspen Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed August 23, 2011**
> **File No. 001-34630**

Dear Mr. Sullivan:

We have reviewed your letter dated December 14, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 30, 2011.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 15. Exhibits and Financial Statement Schedules

Note 10. Income Taxes, page F-32

1.   We reissue prior comment 1, in part, to provide us with the future projected taxable income used in your analysis to reverse the valuation allowance for deferred tax assets.

Note 12. Commitments and Contingencies, page F-37

2.   In your response to prior comment 2 you indicate that the company recorded accrued liabilities for certain of these matters in fiscal 2005. Please clarify which of these matters relate to your accrued liabilities and quantify the amount accrued. Additionally, we

reissue our prior comment 2, in part, to tell us your consideration to disclose this information pursuant to ASC 450-20-50-1.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief